August 17, 2016

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 4628

Washington D.C. 20549

Via EDGAR and Federal Express

Attention:   Mr. H. Roger Schwall

Ms. Anuja A. Majmudar

Mr. Timothy S. Levenberg

Re:               Superior Drilling Products, Inc.

Registration Statement on Form S-1

Filed July 11, 2016, as amended on July 12, 2016

File No. 333-212477

Dear Mr. Schwall, Ms. Majumudar and Mr. Levenberg:

This letter is in response to your letter dated August 1, 2016, to Superior Drilling Products, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above-referenced Registration Statement on Form S-1. For your convenience, the response is preceded by the Staff’s comment to which the response relates. The Company has sent to the Staff, by Federal Express, three (3) copies of the amended Registration Statement, as filed on August 17, 2016 with the Commission, marked to show changes from the above-referenced Registration Statement.

General

1.	Original Comment. Please disclose the number of shares of common stock being offered. The omission of this information is not permited by Rule 430A. For further guidance, refer to Question 227.02 of the Securities Act Rules Compliance & Disclosure Interpretations, which is available at https://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Response. In response to the Staff’s comment, the Company has amended the registration statement to include the number of shares of common stock being offered.

Exhibit 5.1

2.	Original Comment. Please file a revised executed legal opinion that includes the number of shares which are being offered for sale and upon which counsel is opining.

U.S. Securities & Exchange Commission
August 17, 2016

Response. In response to the Staff’s comment, a revised executed legal opinion which includes the number of shares which are being offered for sale has been filed with the amendment to the registration statement.

In connection with the Company’s response to the Staff, the Company acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (832) 876-5048 with any additional comments or questions you may have.

Very truly yours,

/s/ Christopher Cashion

Christopher Cashion

Chief Financial Officer